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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*


                         Coinmach Laundry Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)
--------------------------------------------------------------------------------
                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)
--------------------------------------------------------------------------------

                                   19259L101
                        ------------------------------
                                (CUSIP Number)

                 Jeffrey  S. O'Connor, c/o Kirkland & Ellis
          200 East Randolph Drive, Chicago, IL  60601  (312) 861-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                July 23, 1996**
                        ------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

**If and to the extent the Event requiring filing of this statement occurred on July 23, 1996, this filing is made as a consequence thereof; provided, however, that the filing of this statement shall not be construed as an admission that a filing is required with respect to the events described in this statement. See
Item 4 of this statement.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

CUSIP NO. 19259L101




1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                   WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(f)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE
--------------------------------------------------------------------------------
NUMBER OF        7  SOLE VOTING POWER
SHARES                                          4,556,114 (SEE ITEM 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8  SHARED VOTING POWER
EACH                                            0 (SEE ITEM 5)
REPORTING        ---------------------------------------------------------------
PERSON           9  SOLE DISPOSITIVE POWER
WITH                                            4,556,114 (SEE ITEM 5)
                 ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER
                                                0 (SEE ITEM 5)
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  4,556,114 (SEE ITEM 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  45.5% (SEE ITEM 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D



CUSIP NO. 19259L101



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 GTCR IV, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [_]
                                                                        (B) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                                        NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(f)                                                     [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                                                0 (SEE ITEM 5)
                 ---------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES                                          4,556,114 (SEE ITEM 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         9    SOLE DISPOSITIVE POWER
EACH                                            0 (SEE ITEM 5)
REPORTING        ---------------------------------------------------------------
PERSON           10   SHARED DISPOSITIVE POWER
WITH                                            4,556,114 (SEE ITEM 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  4,556,114 (SEE ITEM 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     45.5% (SEE ITEM 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D



CUSIP NO. 19259L101


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     GOLDER, THOMA, CRESSEY, RAUNER, INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [_]
                                                                        (B) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(f)                                                     [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE
--------------------------------------------------------------------------------
NUMBER OF        7    SOLE VOTING POWER
SHARES                                          0 (SEE ITEM 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8   SHARED VOTING POWER
EACH                                            4,556,114 (SEE ITEM 5)
REPORTING        --------------------------------------------------------------
PERSON           9   SOLE DISPOSITIVE POWER
WITH
                 ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER
                                                4,556,114 (SEE ITEM 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  4,556,114 (SEE ITEM 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  45.5% (SEE ITEM 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                      CO
--------------------------------------------------------------------------------

                         COINMACH LAUNDRY CORPORATION
                             (CUSIP NO. 19259L101)


     ITEM 1.  SECURITY AND ISSUER.

               This statement relates to the Class A Common Stock, par value $.01 per share ("Common Stock"), of Coinmach Laundry Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 55 Lumber Road, Roslyn, New York 11576.

     ITEM 2.  IDENTITY AND BACKGROUND.

               (a) This statement is filed jointly by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Act of 1934, as amended (the "Act"): (i) Golder, Thoma, Cressey, Rauner Fund IV, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct beneficial ownership of Common Stock, (ii) GTCR IV, L.P., a Delaware limited partnership ("GTCR IV"), by virtue of it being the general partner of the Fund, and (iii) Golder, Thoma, Cressey, Rauner, Inc., a Delaware corporation ("GTCR Inc."), by virtue of it being the general partner of GTCR IV. The Fund, GTCR IV and GTCR Inc. are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

               Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

               The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons and the other parties to the Voting Agreement (as defined in Item 4) may also be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

               Certain information required by this Item 2 concerning the directors, executive officers and controlling persons of GTCR Inc. is set forth on Schedule A attached hereto, which is incorporated herein by reference.

               (b) The address of the principal business and principal office of each of the Reporting Persons is 6100 Sears Tower, Chicago, IL 60606.

               (c) The principal business of each of the Reporting Persons is to make investments in common stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

               (d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) All individuals named in Schedule A to this statement are citizens of the United States.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The Fund and Coinmach Corporation, a Delaware corporation and wholly-owned subsidiary of the Issuer ("Coinmach"), as successor in interest to The Coinmach Corporation, a Delaware corporation ("TCC"), are parties to an Equity Purchase Agreement (the "TCC Purchase Agreement"), dated as of January 31, 1995, as amended by the Omnibus Agreement, dated as of November 30, 1995, among the Issuer, Solon Automated Services, Inc. ("Solon"), TCC and certain other signatories thereto (the "Omnibus Agreement"). Copies of the TCC Purchase Agreement and the Omnibus Agreement were filed by Coinmach with the SEC as Exhibits 10.2 and 10.20, respectively, to Coinmach's Registration Statement on Form S-1 (Registration No. 333-00620) ("Coinmach's Registration Statement") and are incorporated herein by reference. Pursuant to the TCC Purchase Agreement, on January 31, 1995, the Fund acquired 72,516 shares of Class A Common Stock of TCC for a total purchase price of approximately $10,500,000. The source of such funds was internal capital.

               The Fund and the Issuer (formerly known as SAS Acquisitions Inc.) are parties to an Equity Purchase Agreement, dated as of July 26, 1995, as amended by the Omnibus Agreement (the "SAS Purchase Agreement"). A copy of the SAS Purchase Agreement was filed by Coinmach with the SEC as Exhibit
     10.21 to Coinmach's Registration Statement and is incorporated herein by reference. Pursuant to the SAS Purchase Agreement, on July 26, 1995, the Fund acquired 72,153 shares of Class A Common Stock of the Issuer for a total purchase price of approximately $5,517,582. The source of such funds was internal capital.

               On November 30, 1995, in connection with the merger of TCC with and into Coinmach, pursuant to the terms and conditions of an Agreement and Plan of Merger, dated November 30, 1995, among TCC, Solon and the Issuer (the "Agreement and Plan of Merger"), the 72,516 shares of Class A Common Stock of TCC owned by the Fund were exchanged for 125,532.4476 shares of Class F Common Stock of the Issuer. A copy of the Agreement and Plan of Merger was filed by Coinmach with the SEC as Exhibit 2.1 to Coinmach's Registration Statement and is incorporated herein by reference.

               On July 17, 1996, in connection with the initial public offering (the "Initial Public Offering") of shares of Common Stock of the Issuer, pursuant to the terms and conditions of a Reclassification Agreement, dated July 17, 1996, among the Issuer and the holders of its capital stock (the "Reclassification Agreement"), the 72,153 shares of Class A Common Stock of the Issuer owned by the Fund were exchanged for and split into 1,662,931 shares of Common Stock and 310.5 shares of Series A Preferred Stock of the Issuer (the "Series A Preferred Stock"), and the 125,532.4476 shares of Class F Common Stock of the Issuer owned by the Fund were exchanged for and split into 2,893,183 shares of Common Stock and 614.0 shares of Series A Preferred Stock. A copy of the Reclassification Agreement was filed by the Issuer with the SEC as Exhibit 10.45 to the Issuer's Report on Form 10-Q for the quarter ended June 28, 1996 (File No. 1-11907) (the "Issuer's June 10-Q") and is incorporated herein by reference.

               On July 23, 1996, pursuant to the terms of the Series A Preferred Stock, the 924.5 shares of Series A Preferred Stock owned by the Fund were redeemed by the Issuer for an aggregate amount of approximately $17,776,941.

               The summaries of the agreements referred to in this Item 3 and elsewhere in this statement are not intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements incorporated herein by reference.

     ITEM 4.   PURPOSE OF TRANSACTION.

               The Fund owns the 4,556,114 shares of Common Stock held by it for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Fund may from time to time acquire additional securities of the Issuer or dispose of all or a portion of its investment in the Issuer.

               Prior to the effectiveness of the Issuer's Registration Statement on Form 8-A with respect to the Common Stock, the terms of a Voting Agreement (the "Voting Agreement") by and among the Fund, MCS Capital, Inc. ("MCS"), the President and Fellows of Harvard College ("Harvard"), Mitchell
     M. Blatt, Robert M. Doyle, Michael E. Stanky, Charles Prato, James N. Chapman, Michael E. Marrus, David Tulkop, Russell Harrison and S.A. Spencer (together, the "Voting Stockholders") and the Issuer were established and the Issuer and the Voting Stockholders agreed to execute the Voting Agreement concurrently with the closing of the Initial Public Offering. On July 23, 1996, concurrent with the closing of the Initial Public Offering the Voting Stockholders and the Issuer executed the Voting Agreement. A copy of the Voting Agreement was filed by the Issuer with the SEC as
     Exhibit 10.55 to the Issuer's June 10-Q and is incorporated herein by reference. Heller Financial, Inc. ("Heller"), which holds 240,324 shares of the Issuer's nonvoting Class B Common Stock, par value $.01 per share (the "Nonvoting Common Stock"), and Jackson National Life Insurance Company ("Jackson National"), which holds 240,324 shares of Nonvoting Common Stock, have agreed to become parties to the Voting Agreement if and when they convert Nonvoting Common Stock into Common Stock.

               The Voting Agreement provides that each of the Voting Stockholders will vote its shares of Common Stock and take all other necessary or desirable actions so that the Board of Directors of the Issuer will initially consist of five members, (i) two of which will be designated by the Fund, (ii) two of which will be members of the Issuer's management or employees or officers of the Issuer, in each case designated by the holders of a majority of the Common Stock held by the Issuer's executive officers, and (iii) one of which will be an individual designated by the Fund and reasonably acceptable to Stephen R. Kerrigan. Additionally, the Voting Agreement provides that the size of the Board of Directors may be increased by up to two members who will be independent directors. The independent directors will be designated by the mutual agreement of the Fund and Mr. Kerrigan.

               In the event the size of the Board of Directors is increased above seven members or decreased below five members, the additional or remaining directorships will be apportioned evenly between (i) directors designated by the Fund, and (ii) directors designated by the holders of a majority of Common Stock held by the Issuer's executive officers. Whenever the additional or remaining directorships cannot be apportioned evenly, the remaining directorship will be an outside director designated by the Fund and Mr. Kerrigan.

               The Voting Agreement will terminate at such time as the Fund holds in the aggregate less than 20% of all issued and outstanding shares of Common Stock. Shares of Common Stock held by the Voting Stockholders will cease to be subject to the Voting Agreement when such shares are either (i) registered and sold under the Securities Act of 1933, as amended (the "Securities Act") or (ii) sold to the public through a broker, dealer or market maker pursuant to the provisions of Rule 144 or Rule 144A promulgated under the Securities Act.

               On September 17, 1996, the size of the Board of Directors was increased to seven members and the Board of Directors appointed Dr. Arthur
     B. Laffer and Mr. Stephen G. Cerri to fill the newly created directorships.

               The Reporting Persons disclaim beneficial ownership of all shares of Common Stock beneficially owned by the other parties to the Voting Agreement.

               Except as described in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement presently has any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) The Fund is the direct beneficial owner of 4,556,114 shares or approximately 45.5% of the Common Stock as of the date of this statement assuming there are 10,004,278 shares of Common Stock outstanding based on the Issuer's Registration Statement on Form S-1 (Registration No. 333-03587) (the "Issuer's Registration Statement") and the Schedule 13D with respect to the Common Stock of the Issuer relating to July 23, 1996, filed by the other Voting Stockholders, among others (the "Other Voting Stockholders' Schedule 13D"). The Fund and the other Voting Stockholders may also be deemed to be a "group" for purposes of Section 13(d)(3) of the Act as a result of the Voting Agreement, and, based on the information contained in the Issuer's Registration Statement and the Other Voting Stockholders' Schedule 13D, may therefore be deemed to be the indirect beneficial owner of 1,408,411 additional shares of Common Stock that are subject to the terms of the Voting Agreement as of the date of this statement. If the Fund was deemed to be the beneficial owner of such additional shares of Common Stock, the Fund would be deemed to be the beneficial owner of an aggregate of 5,964,525 shares or approximately 58.8% of the Common Stock as of the date of this statement assuming there are 10,148,167 shares of Common Stock outstanding, including 143,889 shares of Common Stock subject to exercisable options held by the other Voting Stockholders. The foregoing information does not include 575,512 shares of Common Stock subject to options not currently exercisable held by the other Voting Stockholders and the Nonvoting Common Stock held by Heller and Jackson National. The Fund disclaims beneficial ownership of all shares of Common Stock held by the other parties to the Voting Agreement.

               By virtue of the relationship between the Fund and GTCR IV described in Item 2, GTCR IV may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by the Fund, and, by virtue of the relationship between the Fund, GTCR IV and GTCR Inc. described in Item 2, GTCR Inc. may be deemed to possess indirect beneficial ownership of the shares of Common Stock owned by the Fund. The filing of this statement by GTCR IV and GTCR Inc. shall not be construed as an admission that either GTCR IV or GTCR Inc. is, for the purpose of
     Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

               (b) The Fund has the sole power to vote or direct the vote, subject to the provisions of the Voting Agreement, and the sole power to dispose of or direct the disposition of 4,556,114 shares of Common Stock or approximately 45.5% of the Common Stock as of the date of this statement assuming there are 10,004,278 shares of Common Stock outstanding based on the Issuer's Registration Statement and the Other Stockholders' Schedule 13D. The Fund and the other Voting Stockholders may also be deemed to be a "group" for purposes of Section 13(d)(3) of the Act as a result of the Voting Agreement, and, based on the information contained in the Issuer's Registration Statement and the Other Voting Stockholders' Schedule 13D, may therefore be deemed to share the power to vote or to direct the vote of 1,408,411 additional shares of Common Stock that are subject to the terms of the Voting Agreement as of the date of this statement. If the Fund was deemed to share the power to vote or to direct the vote of such additional shares of Common Stock, the Fund would be deemed to share the power to vote or to direct the vote of an aggregate of 5,964,525 shares or approximately 58.8% of the Common Stock as of the date of this statement assuming there are 10,148,167 shares of Common Stock outstanding, including 143,889 shares of Common Stock subject to exercisable options held by the other Voting Stockholders. The foregoing information does not include 575,512 shares of Common Stock subject to options not currently exercisable held by the other Voting Stockholders and the Nonvoting Common Stock held by Heller and Jackson National. The Fund disclaims beneficial ownership of all shares of Common Stock held by the other parties to the Voting Agreement.

               By virtue of the relationship between the Fund and GTCR IV described in Item 2, GTCR IV may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by the Fund. By virtue of the relationship between the Fund, GTCR IV and GTCR Inc. described in Item 2, GTCR Inc. may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by the Fund. The filing of this statement by GTCR IV and GTCR Inc. shall not be construed as an admission that either GTCR IV or GTCR Inc. is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

               (c) Except as otherwise set forth in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement has effected any transactions in the Common Stock during the past sixty days.

               (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported as being beneficially owned by such Reporting Persons.

               (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The Issuer, the Fund, MCS, Harvard, Heller, Jackson National, Jackson National (as successor in interest to Jackson National Life Insurance Company of Michigan ("Jackson Michigan")) and Messrs. Blatt, Doyle, Stanky, Chapman and Marrus are parties to a Registration Agreement, dated as of July 26, 1995, as amended by the Omnibus Agreement (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement was filed by the Issuer with the SEC as Exhibit 10.25 to the Issuer's Registration Statement and is incorporated herein by reference. The Registration Rights Agreement provides that, among other things, the Fund may request registration of all or a portion of the securities of the Issuer owned by it ("Registrable Securities") on Form S-1 (a "Long-Form Registration") and may request registration on Form S-2 or S-3 ("Short-Form Registration"), if available. The Fund is entitled to request up to four Long-Form Registrations and an unlimited number of Short-Form Registrations. Additionally, if the Issuer proposes to register any of its Common Stock under the Securities Act, whether for its own account or otherwise, the Fund is entitled to notice of such registration and, subject to certain priority provisions, is entitled to include their Registrable Securities in such registration. The Issuer is responsible for all registration expenses in connection with all such registrations. The Registration Rights Agreement also provides for customary provisions regarding the priority among holders of securities with respect to the number of shares to be registered and indemnification by the Issuer of the holders of the Registrable Securities.

               The Fund, Coinmach (as successor in interest to TCC) and each of
     (i) Mr. Kerrigan and MCS, (ii) Mr. Blatt and (iii) Mr. Doyle are parties to Senior Management Agreements, dated as of January 31, 1995, as amended by the Omnibus Agreement (each a "TCC Senior Management Agreement"), and the Fund, Coinmach (as successor in interest to TCC) and each of Messrs. Prato, Harrison and Tulkop are parties to Executive Stock Agreements, dated as of January 31, 1995, as amended by the Omnibus Agreement (each a "TCC Executive Stock Agreement"). Copies of the TCC Senior Management Agreements have been filed by Coinmach with the SEC as Exhibits 10.10,
     10.11 and 10.12 to Coinmach's Registration Statement and are incorporated herein by reference, and copies of the TCC Executive Stock Agreements have been file with the SEC as Exhibits 27, 28 and 29 to the Other Voting Stockholders' Schedule 13D, and are incorporated herein by reference. MCS and Messrs. Kerrigan, Blatt, Doyle, Prato, Harrison and Tulkop are hereinafter sometimes referred to as the "TCC Executives," and the TCC Senior Management Agreements and the TCC Executive Stock Agreements are hereinafter sometimes referred to as the "TCC Executive Stock Purchase Agreements." The TTC Executive Stock Purchase Agreements provide that (i) if the TCC Executive breaches certain provisions contained in their TCC Executive Stock Purchase Agreement or the TCC Executive's employment with the Issuer is terminated, the shares purchased by the TCC Executive pursuant to such agreement (other than shares transferred by the TCC Executive pursuant to an underwritten public offering registered under the Securities Act or pursuant to Rule 144 or 144A, collectively, "Public Sales") are subject to purchase by the Issuer first, certain other members of management of the Issuer second, and by the Fund third, at a price equal to the lower of the original purchase price and the fair market value of such shares, provided, however, that if the TCC Executive's employment is terminated without cause, the shares subject to such agreement may be purchased at fair market value, (ii) prior to the sale (other than pursuant to a Public Sale) of the shares purchased thereunder, the Issuer first, certain other members of management of the Issuer second, and the Fund third, shall have rights of first refusal with respect to such shares, and
     (iii) upon the sale (other than pursuant to a Public Sale) of the shares purchased thereunder, the Fund shall have the right to participate in such sale pro rata based on the number of shares owned. Approximately 239,383, 239,383, 39,897, 29,923, 9,974 and 19,949 shares of Common Stock are subject to the terms of the TCC Executive Stock Purchase Agreements with Mr. Kerrigan and MCS, Mr. Blatt, Mr. Doyle, Mr. Prato, Mr. Harrison and Mr. Tulkop, respectively.

               The Fund, Coinmach (as successor in interest to TCC) and each of
     (i) Heller, (ii) Jackson National, (iii) Jackson National (as successor in interest to Jackson Michigan), (iv) Harvard, (v) Mr. Chapman, (vi) Mr. Marrus, (vii) Mr. Kerrigan and MCS, (viii) Mr. Kerrigan and MCS Capital Management, Inc. ("MCS Management") and (ix) Mr. Blatt are parties to Investor Purchase Agreements, dated as of January 31, 1995, as amended by the Omnibus Agreement (each a "TCC Investor Purchase Agreement"). Copies of the TCC Investor Purchase Agreements with Harvard and with MCS and Mr. Kerrigan have been filed with the SEC as Exhibits 10.3 and 10.4, respectively, to the Issuer's Registration Statement and are incorporated herein by reference, and copies of the TCC Investor Purchase Agreements with Mr. Chapman, Mr. Marrus, MCS, Mr. Blatt, Heller, Jackson National and Jackson Michigan have been filed with the SEC as Exhibits 14, 15, 16, 17, 18, 19 and 20, respectively, to the Other Voting Stockholders' Schedule 13D and are incorporated herein by reference. Heller, Jackson National, Jackson Michigan, Harvard, Mr. Chapman, Mr. Marrus, Mr. Kerrigan and MCS, and Mr. Blatt are hereinafter sometimes referred to as the "TCC Investors." The TTC Investor Purchase Agreements provide that (i) prior to the sale (other than pursuant to a Public Sale) of the shares purchased thereunder, the Issuer first and the Fund second, shall have rights of first refusal with respect to such shares, and (ii), with respect to the Investor Purchase Agreements with Harvard, Mr. Chapman, Mr. Marrus, Mr. Kerrigan and MCS, Mr. Kerrigan and MCS Management, and Mr. Blatt, upon the sale (other than pursuant to a Public Sale) of the shares purchased thereunder, the Fund shall have the right to participate in such sale pro rata based on the number of shares owned. Approximately 152,607, 137,366 and 15,241 shares of Nonvoting Common Stock and 96,431, 11,969, 9,216, 10,692, 48,595 and 15,959 shares of Common
     Stock are subject to the TCC Investor Purchase Agreements with Heller, Jackson National, Jackson National (as successor in interest to Jackson Michigan), Harvard, Mr. Chapman, Mr. Marrus, Mr. Kerrigan and MCS, Mr. Kerrigan and MCS Management, and Mr. Blatt, respectively.

               The Fund, the Issuer, MCS, Mr. Blatt, Mr. Doyle and Mr.
     Stanky are parties to an Executive Stock Agreement, dated as of July 26, 1996, as amended by the Omnibus Agreement (the "SAS Executive Stock Agreement"). A copy of the SAS Executive Stock Agreement has been filed by the Issuer with the SEC as Exhibit 10.23 to the Issuer's Registration Statement and is incorporated herein by reference. Messrs. Blatt, Doyle, Stanky and, with respect to MCS, Kerrigan are hereinafter sometimes referred to as the "SAS Executives." The SAS Executive Stock Agreement provides that (i) if the SAS Executive breaches certain provisions contained in such agreement or the SAS Executive's employment with the Issuer is terminated, the shares purchased by the SAS Executive pursuant to such agreement (other than shares transferred by the SAS Executive pursuant to a Public Sale) are subject to purchase by the Issuer first, certain other members of management of the Issuer second, and by the Fund, third at a price equal to the lower of the original purchase price and the fair market value of such shares, provided, however, that if the SAS Executive's employment is terminated without cause, the shares subject to such agreement may be purchased at fair market value, (ii) prior to the sale (other than pursuant to a Public Sale) of the shares purchased thereunder, the Issuer first, certain other members of management of the Issuer second, and the Fund third, shall have rights of first refusal with respect to such shares, and (iii) upon the sale (other than pursuant to a Public Sale) of the shares purchased thereunder, the Fund shall have the right to participate in such sale pro rata based on the number of shares owned. Approximately 92,189, 92,189, 46,095 and 34,571 shares of Common Stock are subject to the terms of the SAS Executive Stock Agreement with respect to MCS, Mr. Blatt, Mr. Doyle and Mr. Stanky, respectively.

               The Fund, the Issuer, Heller, Jackson National, Jackson National (as successor in interest to Jackson Michigan), Harvard, Mr. Chapman, Mr. Marrus, MCS, Mr. Blatt, and Mr. Stanky are parties to an Investor Purchase Agreement, dated as of July 26, 1996, as amended by the Omnibus Agreement (the "SAS Investor Purchase Agreement"). A copy of the SAS Investor Purchase Agreement has been filed by the Issuer with the SEC as Exhibit
     10.22 to the Issuer's Registration Statement and is incorporated herein by reference. Heller, Jackson National, Jackson Michigan, Harvard, Mr. Chapman, Mr. Marrus, MCS, Mr. Blatt, and Mr. Stanky are hereinafter sometimes referred to as the "SAS Investors." The SAS Investor Purchase Agreement provides that (i) prior to the sale (other than pursuant to a Public Sale) of the shares purchased thereunder, the Issuer first, and the Fund second, shall have rights of first refusal with respect to such shares, and (ii) upon the sale (other than pursuant to a Public Sale) of the shares purchased thereunder, the Fund shall have the right to participate in such sale pro rata based on the number of shares owned. Approximately 87,718, 78,937 and 8,781 shares of Nonvoting Common Stock and 55,429, 6,914, 5,255, 34,087, 9,173 and 9,795 shares of Common Stock are subject to the terms of the SAS Investor Purchase Agreement with respect to Heller, Jackson National, Jackson National (as successor in interest to Jackson Michigan), Harvard, Mr. Chapman, Mr. Marrus, MCS, Mr. Blatt and Mr. Stanky, respectively.

               Except as set forth in this statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1  Joint Filing Agreement among the Reporting Persons

Exhibit 2 Voting Agreement dated July 23, 1996, among the Voting Stockholders and the Issuer (incorporated by reference to Exhibit 10.55 to the Issuer's June 10-Q)

Exhibit 3 Agreement and Plan of Merger, dated November 30, 1995, of TCC, Solon and SAS Acquisitions Inc. ("SAS") (incorporated by reference to
           Exhibit 2.1 to Coinmach's Registration Statement)

Exhibit 4 Omnibus Agreement, dated as of November 30, 1995, among SAS, Solon, TCC and each of the other parties executing a signature page thereto (the "Omnibus Agreement") (incorporated by reference to Exhibit 10.20 to Coinmach's Registration Statement)

Exhibit 5 Equity Purchase Agreement, dated as of January 31, 1995, by and between TCC and the Fund (incorporated by reference to Exhibit 10.2 to Coinmach's Registration Statement)

Exhibit 6 Equity Purchase Agreement, dated as of July 26, 1995, between the Fund and SAS (incorporated by reference to Exhibit 10.21 to the Issuer's Registration Statement)

Exhibit 7 Registration Agreement, dated as of July 26, 1995, among the Issuer and certain of its stockholders (incorporated by reference to Exhibit
           10.25 of the Issuer's Registration Statement)

Exhibit 8 Reclassification Agreement, dated as of July 17, 1995, among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 10.45 to the Issuer's June 10-Q)

Exhibit 9 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund and Harvard (incorporated by reference to Exhibit 10.3 to Coinmach's Registration Statement)

Exhibit 10 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund, MCS Capital Management, Inc. and Stephen R. Kerrigan (incorporated by reference to Exhibit 10.4 to Coinmach's Registration Statement)

Exhibit 11 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund, and James N. Chapman (incorporated by reference to Exhibit 14 to the Other Voting Stockholders' Schedule
           13D)

Exhibit 12 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund, and Michael E. Marrus (incorporated by reference to Exhibit 15 to the Other Voting Stockholders' Schedule
           13D)

Exhibit 13 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund, and MCS (incorporated by reference to Exhibit 16 to the Other Voting Stockholders' Schedule 13D)

Exhibit 14 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund, and Mitchell Blatt (incorporated by reference to Exhibit 17 to the Other Voting Stockholders' Schedule 13D)

Exhibit 15 Investor Purchase Agreement, dated as of January 31, by and between
           TCC, the Fund and Heller Financial, Inc. (incorporated by reference to Exhibit 18 to the Other Voting Stockholders' Schedule 13D)

Exhibit 16 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund and Jackson National Life Insurance Company (incorporated by reference to Exhibit 19 to the Other Voting Stockholders' Schedule 13D)

Exhibit 17 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund and Jackson National Life Insurance Company of Michigan (incorporated by reference to Exhibit 20 to the Other Voting Stockholders' Schedule 13D)

Exhibit 18 Executive Stock Agreement, dated January 31, 1995, by and between
           TCC, the Fund and Charles Prato (incorporated by reference to Exhibit 27 to the Other Voting Stockholders' Schedule 13D)

Exhibit 19 Executive Stock Agreement, dated January 31, 1995, by and between
           TCC, the Fund and Russell Harrison (incorporated by reference to Exhibit 28 to the Other Voting Stockholders' Schedule 13D)

Exhibit 20 Executive Stock Agreement, dated January 31, 1995, by and between
           TCC, the Fund and David Tulkop (incorporated by reference to Exhibit 29 to the Other Voting Stockholders' Schedule 13D)

Exhibit 21 Senior Management Agreement, dated as of January 31, 1995, by and between TCC, Coinmach Industries Co., L.P., Stephen R. Kerrigan, MCS and the Fund (incorporated by reference to Exhibit 10.10 to Coinmach's Registration Statement)

Exhibit 22 Senior Management Agreement, dated as of January 31, 1995, by and between TCC, Coinmach Industries Co., L.P., Mitchell Blatt and the Fund (incorporated by reference to Exhibit 10.11 to Coinmach's Registration Statement)

Exhibit 23 Senior Management Agreement, dated January 31, 1995, by and between
           TCC, Coinmach Industries Co., L.P., Robert M. Doyle and the Fund (incorporated by reference to Exhibit 10.12 to Coinmach's Registration Statement)

Exhibit 24 Investor Purchase Agreement, dated as of July 26, 1995, among SAS, the Fund, Heller Financial, Inc., Jackson National Life Insurance Company, Jackson National Life Insurance Company of Michigan, James
           N. Chapman, Michael E. Marrus, Harvard, MCS, Mitchell Blatt, and Michael Stanky (incorporated by reference to Exhibit 10.22 to the Issuer's Registration Statement)

Exhibit 25 Executive Stock Agreement, dated as of July 26, 1995, among SAS, the
           Fund, MCS, Mitchell Blatt, Robert M. Doyle and Michael Stanky (with spousal consents) (incorporated by reference to Exhibit 10.23 to the Issuer's Registration Statement)

                                   SIGNATURE
                                   ---------

               After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

     Dated: October 10, 1996

                              GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.

                              By:  GTCR IV, L.P., its General Partner

                              By:  GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                                   its General Partner


                              By:   /s/ Bruce V. Rauner
                                 --------------------------------------
                                  Name:  Bruce V. Rauner
                                  Title: Principal and Treasurer


                              GTCR IV, L.P.

                              By:  GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                                   its General Partner


                              By:   /s/ Bruce V. Rauner
                                 --------------------------------------
                                  Name:  Bruce V. Rauner
                                  Title: Principal and Treasurer


                              GOLDER, THOMA, CRESSEY, RAUNER, INC.,


                              By:   /s/ Bruce V. Rauner
                                 --------------------------------------
                                  Name:  Bruce V. Rauner
                                  Title: Principal and Treasurer

                                   Schedule A
                                   ----------



               The following table sets forth the names, addresses and principal occupations of the executive officers, directors and principal stockholders of Golder, Thoma, Cressey, Rauner, Inc. ("GTCR Inc."). The directors and principal stockholders of GTCR Inc. are indicated by an asterisk. Each such person is a citizen of the United States.


Name                       Business Address        Principal Occupation
------------------------  ------------------  -------------------------------

     *Bryan C. Cressey    6100 Sears Tower    Principal and Secretary of
                          Chicago, IL  60606  GTCR  Inc.


     David A. Donnini     6100 Sears Tower    Principal of GTCR Inc.
                          Chicago, IL  60606

     Donald J. Edwards    6100 Sears Tower    Principal of GTCR Inc.
                          Chicago, IL  60606

     Lee M. Mitchell      6100 Sears Tower    Principal of GTCR Inc.
                          Chicago, IL  60606

     Joseph P. Nolan      6100 Sears Tower    Principal of GTCR Inc.
                          Chicago, IL  60606

     *Bruce V. Rauner     6100 Sears Tower    Principal and Treasurer of
                          Chicago, IL  60606  GTCR Inc.


     *Carl D. Thoma       6100 Sears Tower    President and Principal of
                          Chicago, IL  60606  GTCR Inc.

                                 EXHIBIT INDEX

Exhibit
Number                      Description
-------                     -----------

   1            Joint Filing Agreement among the Reporting Persons